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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  CIMCO, INC.
                           (Name of Subject Company)

                                  CIMCO, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   171842107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                            ------------------------

                               RUSSELL T. GILBERT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               265 BRIGGS AVENUE
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 546-4460
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                  On Behalf of the Person(s) Filing Statement)

                            ------------------------


                                   Copies To:

         NICK E. YOCCA, ESQ.                 JAMES W. HAMILTON, ESQ.            LYLE G. GANSKE, ESQ.
        BEN A. FRYDMAN, ESQ.            PAUL, HASTINGS, JANOFSKY & WALKER     BENJAMIN G. LOMBARD, ESQ.
       NICHOLAS J. YOCCA, ESQ.                695 TOWN CENTER DRIVE            PATRICK J. LEDDY, ESQ.
  STRADLING, YOCCA, CARLSON & RAUTH       COSTA MESA, CALIFORNIA 92626       JONES, DAY, REAVIS & POGUE
660 NEWPORT CENTER DRIVE, SUITE 1600             (714) 668-6230                  901 LAKESIDE AVENUE
   NEWPORT BEACH, CALIFORNIA 92660                                              CLEVELAND, OHIO  44114
           (714) 725-4000                                                           (216) 586-3939


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        This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission on December 27, 1995, by CIMCO, Inc., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to a tender offer (the "Offer") by Hanwest, Inc., a Delaware corporation (the "Purchaser"), which is a wholly-owned subsidiary of M.A. Hanna Company, a Delaware corporation (the "Parent"), for all of the outstanding shares of Common Stock, par value $.01 per share (including the associated Rights to purchase Series A Participating Preferred Stock under the Company's Rights Agreement dated December 5, 1992, as amended) for $10.50 per share in cash. The purpose of this Amendment No. 1 is to amend and supplement Items 8 and 9 of the Schedule 14D-9, as set forth below. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        On January 5, 1996, there have first been sent, given or published to persons who are participants in the Company's Employee Stock Ownership Plan or 401(k) Plan, certain forms concerning notice of the Offer and its effects. Such forms are included as Exhibits hereto and are incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

       (a)(2) Form of Letter to Participants in the CIMCO Employee Stock Ownership Plan.*

       (a)(3) Form of Letter to Participants in the CIMCO and Subsidiaries 401(k) Plan.**

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*  Included in copies mailed to participants in the Company's Employee Stock
   Ownership Plan.

** Included in copies mailed to participants in the Company's 401(k) Plan.



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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           CIMCO, INC.



                                           RUSSELL T. GILBERT

Date:  December 28, 1995           Name:   Russell T. Gilbert
                                   Title:  President and Chief Executive Officer
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                                 EXHIBIT INDEX



Exhibit No.            Description
-----------            -----------

99.(a)(2)        Form of Letter to Participants in the CIMCO Employee Stock
                 Ownership Plan.

99.(a)(3)        Form of Letter to Participants in the CIMCO and Subsidiaries
                 401(k) Plan.


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